Sidekick Mobile Technologies, Inc., Inc

Financial Statements

For the Years Ended December 31, 2021 and 2020

Sidekick Mobile Technologies, Inc., Inc

Financial Statements

For the Years Ended December 31, 2021 and 2020

Table of Contents

Smart Business Results PC
840 First Ave., Suite 400
King of Prussia Pa, 19406
610-945-1770

To The Board of
Sidekick Mobile Technologies, Inc.
West Chester, PA

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of Sidekick Mobile Technologies, Inc., which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America.

We believe that the results of our procedures provide a reasonable basis for our conclusion. We are required to be independent of Sidekick Mobile Technologies, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews. Accountant's Conclusion Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Smart Business Results PC

William E Miles, CPA
May 18, 2022

Sidekick Mobile Technologies
Balance Sheets
December 31,

	2021	2020
ASSETS		
Current Assets		
Cash	$ 30,689	$ -
Accounts receivable	-	-
Allowance for Doubtful Accounts	-	-
Total Current Assets	30,689	-
Other Assets		
Shareholders' Loan	9,302	-
Total Other Assets	9,302	-
Total Assets	$ 39,991	$ -
Liabilities		
Current Liabilities		
Accounts Payable	$ 12,500	$ -
Deferred Revenue	25,000	-
Shareholders' Loan	-	2,985
Accrued Expenses	-	-
Total Current Liabilities	37,500	2,985
Long Term Liabilities		
Loan	-	-
Total Long Term Liabilities	-	-
Total Liabilities	$ 37,500	$ 2,985
Members' Equity		
Shareholders' Capital	$ 100	$ 100
Retained Earnings	2,391	(3,085)
Total Members' Equity	2,491	(2,985)
Total Liabilities & Members' Equity	$ 39,991	$ -

Sidekick Mobile Technologies
Income Statements
For the Years Ended, December 31,

	2021	2020
Revenue		
Sales	$ 262,533	$ -
Other	-	-
Total Revenue	262,533	-
Operating Expenses		
Advertising	193,951	2,447
Bank and Credit Card Fees	6,459	126
Computer / Software	12,153	-
Contractors	8,644	-
Insurance	1,413	-
Meals and Entertainment	2,873	187
Office Supplies	3,151	47
Professional Fees	14,195	-
Rent	12,001	-
Servers	1,584	-
Taxes and Licenses	-	-
Telephone	898	81
Travel	1,561	97
Total Operating Epenses	258,883	2,985
Net Income from Operations	3,650	(2,985)
Other Income (Expenses)		
Interest	151	-
Net Income	$ 3,801	$ (2,985)

Sidekick Mobile Technologies
Statement of Changes in Shareholders' Equity
For the Years Ended, December 31, 2021 and 2020

	Retained Earnings	Shareholders' Capital
Balance, January 1, 2020	$ -	$ 100
Income (Loss)	(2,985)	-
Shareholders' Distributions	(100)	-
Balance, December 31, 2020	(3,085)	100
Income (Loss)	3,801	-
Shareholders' Distributions	1,675	-
Balance, December 31, 2021	$ 2,391	$ 100

Sidekick Mobile Technologies
Statement of Cash Flows
For the Years Ended, December 31,

CASH FLOWS FROM OPERATING ACTIVITIES	2021	2020
Net Income	$ 3,801	$ (2,985)
Depreciation and Amortization	-	-
Changes in Assets and Liabilities		
Accounts Receivable	-	-
Prepaid Expenses	-	-
Deferred Revenue	25,000	-
Accounts Payable	12,500	-
Accured Expenses	-	-
NET CASH PROVIDED BY OPERATING ACTIVITIES	41,301	(2,985)
Cash Flows From Financing Activities		
Shareholder Loans	(10,612)	2,985
NET CASH UTILIZED BY FINANCING ACTIVITIES	(10,612)	2,985
Cash Flows From Financing Activities		
Debt Repayments	-	-
NET CASH UTILIZED BY FINANCING ACTIVITIES	-	-
NET INCREASE IN CASH	30,689	-
CASH - BEGINNING	-	-
CASH - ENDING	$ 30,689	$ -

1. **Organization and Significant Accounting Policies**

The Company
The consolidated financial statements have been prepared to present the financial position and results of operations of the following related entities (collectively, the "Company"). The financial statements only include information from January 1, 2020 through December 31, 2021.

Sidekick Mobile Technologies, Inc. was incorporated in the State of Delaware on October 28, 2021.

Sidekick Mobile Technologies, LLC. was formed in the Commonwealth of Pennsylvania on April 2, 2019.

Sidekick Mobile Technologies, LLC. ceased operations at the end of 2021 and contributed all its assets and liabilities to Sidekick Mobile Technologies, Inc. in exchange for shares in Sidekick Mobile Technologies, Inc.

Sidekick Mobile Technologies is the creator of the app named Sober Sidekick.

Principles of Consolidation and Basis of Accounting
The consolidated financial statements include the accounts of Sidekick Mobile Technologies, Inc. and Sidekick Mobile Technologies, LLC (collectively, the "Company). The accompanying consolidated financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). All significant intercompany balance and transactions have been eliminated in the accompanying consolidated financial statements.

Use of Estimates in the Preparation of Financial Statements:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and disclosure of contingencies. Actual results could differ from those estimates. Significant estimates relate to barter transactions and the useful lives and recoverability of intangible assets.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business conditions. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2021 and 2020, the Company held no cash equivalents.

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers.

Accounts Payable

The Company entered into an arrangement with a law firm that specializes in tech start-ups. In this arrangement the law firm will provide services up to $25,000 and the Company is only responsible for paying $12,500 one the Company receives $1.0 million in funding.

Income Taxes

Prior to late 2021, the Company operated as partnerships for federal and state income tax purposes and, therefore, no provision for income taxes was necessary.

As of 2022, the Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company's Shareholders paid taxes on the Company's behalf for 2021 and 2020 as LLC Members.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and Pennsylvania.

Revenue Recognition

The Company recognizes revenue when services have been provided; the fee is fixed or determinable; and collection is reasonably assured.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Research and Development

Research and development costs are expensed as incurred. Shareholders time accounted for the majority of research and development.

New Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. This updated standard will have no effect on the financial statements and related disclosures.

2.   Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company, its Officers or its Shareholders.

3. **Loans Receivable – Related Parties**

The Company has provided loans to related parties of the Company valued at $9,302 as of December 31, 2021. Interest is accrued annually at the applicable federal rate. There are no minimum monthly payments and no maturity date. Management intends to pay back the Company within the year.

4. **Equity**

Common Stock

Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is ten million (10,000,000) shares of Class A Common Stock, $0.00001 par value per share. As of December 31, 2021, 9,000,000 shares have been issued and are outstanding. The remaining one million shares are being reserved for future employees.

5. **Subsequent Events**

On December 21, 2021, the Company entered into an agreement with Expert Dojo Ventures Fund II, LLC. The agreement calls for Sidekick Mobile Technologies Inc., to issue Dojo the right to certain shares of the Company's Capital Stock amounting to a "Conversion Percentage" of 7% in exchange for $100,000. This deal was funded on February 5, 2022.

Additionally, the Company has started a "WeFunder" campaign to raise capital for increased advertising and operations. As of May 18, 2022, $56,450 has been raised.